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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                          Alaska Apollo Resources Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   011 900 602
                    ----------------------------------------
                                 (CUSIP Number)

                 Douglas Mansfield, Gracechurch Securities Ltd.
               21 Abbotsbury House, Abbotsbury Rd., London W14 8EN
                                     ENGLAND
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 October 3, 1997
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 011-900-602                                    PAGE  2   OF  6  PAGES
         -------------                                        ---     ---
================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gracechurch Securities Ltd.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                       (b)  / /

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3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

                  Liberia

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 NUMBER OF             7        SOLE VOTING POWER
  SHARES
BENEFICIALLY                    803,000 shares
 OWNED BY              ---------------------------------------------------------
   EACH                8       SHARED VOTING POWER
 REPORTING
PERSON WITH                             -0-
                       ---------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                               803,000 shares
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    803,000 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      / /
         EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.42%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

CUSIP NO. 011-900-602                                    PAGE  3   OF  6  PAGES
         -------------                                        ---     ---

==============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Douglas Mansfield
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                       (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC of Gracechurch Securities
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            /X/
         PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

                  Bahamas

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 NUMBER OF             7        SOLE VOTING POWER
  SHARES
BENEFICIALLY                    803,000 shares
 OWNED BY              ---------------------------------------------------------
   EACH                8       SHARED VOTING POWER
 REPORTING
PERSON WITH                           -0-
                       ---------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                               803,000 shares
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    803,000 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      / /
         EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.42%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

CUSIP NO. 011-900-602                                    PAGE  4   OF  6  PAGES
                                                              ---     ---

Item 1.           Security and Issuer

                  Common Stock no par value

                  Alaska Apollo Resources Inc. ("Alaska Apollo")

Item 2.           Identity and Background.

         (a)      Name:  Gracechurch Securities Ltd. ("Gracechurch")

         (b)      Business Address (Principal Business and Office Address):

                  21 Abbotsbury House
                  Abbotsbury Road
                  London W14 8EN
                  United Kingdom


Item 3.           Sources and Amount of Funds or Other Consideration.

The disposition of 100,000 shares of Alaska Apollo was made on October 3, 1997, at a price of $0.37 per share for a total consideration of $37,000.

Item 4.           Purpose of the Transaction.

         Gracechurch purchased the securities as an investment in the ordinary course of its business.

Item 5.           Interest in the Securities of the Issuer.

         (a) Gracechurch owns 803,000 shares of the Common Stock no par value of Alaska Apollo.

         (b) Gracechurch has sole voting power and sole disposition power with respect to such 803,000 shares of Common Stock of Alaska Apollo.

         (c) On the October 3, 1997, Gracechurch disposed of 100,000 shares of Alaska Apollo no par value common stock at a price of $0.37 per share for a total consideration of $37,000.

         (d) Gracechurch is controlled by Douglas Mansfield, its sole shareholder, president, director, treasurer, and secretary.

         (e)      Not applicable.



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CUSIP NO. 011-900-602                                    PAGE  5   OF  6  PAGES
                                                              ---     ---

Item 2-6 inclusive for Douglas Mansfield.

Item 2.           Identity and Background.

         (a)      Name:  Douglas Mansfield

         (b)      Business Address:

                  21 Abbotsbury House
                  Abbotsbury Rd.
                  London W14 8EN
                  England


Item 3.           Sources and Amount of Funds or Other Consideration.

The disposition of 100,000 shares of Alaska Apollo was made on October 3, 1997, at a price of $0.37 per share for a total consideration of $37,000.

Item 4.           Purpose of the Transaction.

         Gracechurch purchased the securities as an investment in the ordinary course of its business.

Item 5.           Interest in Securities of the Issuer.

         (a) Gracechurch owns 803,000 shares of the Common Stock no par value of Alaska Apollo.

         (b) Gracechurch has sole voting power and sole dispositive power with respect to such holdings of 803,000 shares of Alaska Apollo.

         (c) On the October 3, 1997, Gracechurch disposed of 100,000 shares of Alaska Apollo at a price of $0.37 per share for a total consideration of $37,000.

         (d) Gracechurch is controlled by Douglas Mansfield, its sole shareholder, sole director, president, treasurer, and secretary.

         (e)      Not applicable.





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CUSIP NO. 011-900-602                                    PAGE  6   OF  6  PAGES
                                                              ---     ---

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  Gracechurch Securities Ltd.


Date:  October 22, 1997                       By: /s/ Douglas Mansfield
                                                  ---------------------
                                                      Douglas Mansfield





                                                  /s/ Douglas Mansfield
                                                  ---------------------
                                                      Douglas Mansfield